
September 21, 2022

Beck Chen
Chief Financial Officer
Dada Nexus Ltd
22/F Oriental Fisherman's Wharf
No. 1088 Yangshupu Road
Yangpu District, Shanghai 200082
People's Republic of China

> **Re: Dada Nexus Ltd**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed on April 28, 2022**
> **File No. 001-39305**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 20-F

Item 3 - Key Information
D. Risk Factors, page 16

1. In your summary of risk factors, disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

2. For each summary risk factor related to doing business in China, provide a specific cross-reference to the more detailed risk factor discussion.

3. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 5.Operating and Financial Review and Prospects
Results of Operations, page 103

4. In your discussion, you cite multiple various factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, on page 104, you attributed an increase in revenues to two factors offset by a third factor. None of these factors are quantified. On page 105 you attribute an increase in operations and support costs to two factors also offset by a third factor. Again none of these factors are quantified. Please see the guidance provided by Section III.D of Release 33-6835 and, as applicable in future filings, revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more material factors. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications.

Financial Statements
2 Principal Accounting Policies
2.25 Segment reporting, page F-25

5. In light of the evolving nature of your business model and in particular the new JD Logistics business model adopted in April 2022, clarify for us how you determined that you operate in a single operating segment. Address for us your consideration of the operating segment criteria of ASC 280-10-50-1 as applicable to your "two major complementary business platforms: Dada Now, (your) local on-demand delivery platform, and JDDJ, (your) local on-demand retail platforms." Tell us your consideration of the aggregation criteria of ASC 280-10-50-11.

General

6. Please revise to refrain from using terms such as "we" or "our" when describing activities or functions of the VIEs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jeffrey Kauten, Staff Attorney, at 202-551-3447 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology